Mail Stop 4561

      October 2, 2007

H. Kerr Taylor
REITPlus, Inc.
8 Greenway Plaza, Suite 1000
Houston, Texas  77046

RE:	REITPlus, Inc.
Amendment No. 2 to Form S-11 filed September 20, 2007
File No. 333-143415

Dear Mr. Taylor:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General, page 2

1. We note that you intend to complete a liquidity transaction within seven years of the end of the offering period. We also note that there appears to be no finite term for the offering period. Considering that a liquidity transaction may be the only method by which an investor may monetize their investment in your shares, please revise the second cover page risk factor to reflect that since there is no requirement that you liquidate it may be impossible for an investor to ever sell their shares. Please include a section in the summary to describe the potential duration of the offering period, the operating period and the open-ended nature of your obligation to affect any liquidity transaction.

Acquisition Fees, page 6

2. We note your response to comment 3. We continue to believe that the acquisition fee should be disclosed in a manner that reflects the impact of leverage. Please disclose the possible acquisition fee assuming either your maximum leverage as reflected in your charter or a reasonable estimate or range of leverage.

The Advisory Agreement, page 52

3. We note your response to comment 5. Please disclose examples, based on your experience as a sponsor of other programs, of the types of personnel costs that may be reimbursed as "administrative services."

Financial Statements and Notes
4. Please note the financial statement update requirement in accordance with Article 3-12 of Regulation S-X.

Sales Literature-Investor Brochure

5. Please limit the photos or drawings of buildings to those owned by you, your sponsor or its affiliates. Please include a caption for each such photo or drawing that identifies the property and the owner and, if applicable, states that you will not own the particular property.

6. Please provide us a detailed explanation of how you determined that AMREIT has "never missed an investment program distribution." Please advise us of the programs covered by this statement. In addition, please explain to us whether these programs had mandatory distribution dates and rates that could be considered "missed."

7. Please explain the reference to "preferred returns" on page 10.

8. The material information in the sales literature, including the prior performance information, should be contained in or derived from the prospectus. Please advise us where the prospectus discloses the average returns on page 13, income levels of 5-7% and 7-9% and total returns that exceeded CD rates and targets of 10% on pages 13 and 15, the average distribution rate on page 15 and the partnership returns on page 15.

9. We note your sample tenants on page 13. Please confirm that these tenants are representative of the program tenants. Please advise us how they were selected.

10. We note your references to leverage levels, including on page
15.
Please revise to define the references to "moderate" and "conservative."

11. Please advise us how you calculated the dividend rate and "scheduled total return" data provided on the bottom of page 15.

12. The offering summary on page 29 should include a description of fees.

13. Please revise the description of preferred return on page 29. The current disclosure may suggest to a reader that investors will receive at least a 7% return on the investment. The description should state that sponsor incentive fees are not paid until investors receive invested capital plus 7%.
14. We note your disclosure on page 29 that shares will be repurchased at the stated prices "subject to certain limitations." Please revise the description of these limitations to disclose that you are not obligated to redeem shares and that you intend to limit the number of shares to be redeemed in any year to:
* the number of shares you can redeem with the proceeds of the shares under your DRIP
* no more than 5% of the amount of the shares outstanding during the prior year.

15. Please revise the final risk factor on page 30 to state why the payment of dividends in excess of earnings or operating cash flow creates risks for investors.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon, Staff Accountant at 202-551-3472 or Cicely LaMothe, Accounting Branch Chief, at 202-551-
3413
if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Rosemary Thurston, Esq. (via facsimile)



H. Kerr Taylor
REITPlus, Inc.
October 2, 2007
Page 1